August 31, 2007

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Hugh West, Accounting Branch Chief

Ms. Sharon Blume, Staff Accountant

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

E*TRADE Financial Corporation Form 10-K for the Fiscal Year
Re:	Ended December 31, 2006, Form 10-Q for the Fiscal Quarter Ended
March 31, 2007 File No. 1-11921

Dear Mr. West and Ms. Blume:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert J. Simmons, E*TRADE Financial Corporation (the “Company”) in the letter dated July 26, 2007 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2006 and Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended March 31, 2007.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Balance Sheet Overview

Allowance for Loan Losses, page 42

1.	We note that “HELOC, HEIL and other” loans represented 45% of gross loans receivable at December 31, 2006. We also note the related charge-offs and non-performing loans increased significantly during 2006. Please tell us and revise to discuss the credit quality trends of these loans including, but not limited to:

•	the causal factors for the increased charge-offs and non-performing loans;
•	the quantitative impact on the provision for loan losses; and
•	the carrying value of loans where E*Trade is the first and second lien holder.

The primary causal factors for the increased charge-offs and non-performing loans in the “HELOC, HEIL and other” portfolio are the significant growth and subsequent seasoning of the portfolio during the two years ended December 31, 2006.

The portfolio grew from $3.6 billion at the end of 2004 to $11.8 billion at the end of 2006. This growth was driven primarily by purchasing loans from third parties in the secondary market. The Company’s typical purchase terms include two key provisions: (1) no delinquent loans at the time of purchase and (2) early payment default (“EPD”) protection for 90 days after the purchase. EPD protection requires the third party from whom we purchased the loans to repurchase any loans that become delinquent in the first 90 days following the purchase. For loans purchased with these two key provisions, there would typically be minimal amounts of charge-offs and non-performing loans in the first 6 months of owning the loans, followed by an increase to more normalized levels in the next 12 months (months 7 through 18). Due to the factors described above, our growth in this portfolio during previous periods caused a significant increase in charges-offs and non-performing loans in 2006.

The HELOC, HEIL and other portfolio is comprised of loans with a weighted average FICO of 733, weighted average combined loan-to-value of 78%, and a weighted average debt-to-income ratio of 37%, as of December 31, 2006. While these metrics are as of December 31, 2006, they are representative of the credit quality of this portfolio for all periods presented in our 2006 10-K.

We believe the strong housing market in 2005 and 2006 contributed to the better than expected credit performance of these portfolios during the same period. The key factors driving the better than expected credit performance included historically low interest rates, significant home price appreciation and significant refinance opportunities for delinquent borrowers. We do not expect these trends to continue as conditions in the overall credit market have deteriorated significantly since 2006. As has been widely reported in the financial media, this deterioration was particularly dramatic in August of 2007. We are currently evaluating the impact of this deterioration on our provision for loan losses, but as noted on page 11 and page 65 of our 10-Q for the Quarter Ended June 30, 2007, we would expect such a deterioration to increase our provision for loan losses.

The quantitative impact to the provision for loan losses for this portfolio is summarized below, as well as the trends in charge-offs and nonperforming loans for the same periods. The primary factors driving the increase are the same factors described above.

HELOC, HEIL and other
Year Ended	Provision (000s)	Provision as a % of gross loans(1)	Charge-offs as a % of gross loans(1)	Nonperforming loans as a % of gross loans(1)
2005	$14,269	0.18%	0.05%	0.12%
2006	$20,172	0.17%	0.13%	0.27%

(1)	Gross loans are the total “HELOC, HEIL and other” loans as of the end of the periods presented.

The carrying value of loans in which E*TRADE holds both the first and second lien on the same property at December 31, 2006 is summarized below.

Loan	Carrying Value (000s)
First Lien	$ 471,905
Second Lien	67,669

Total	$ 539,574

In response to the Staff’s comment, the Company will revise its disclosure in future filings regarding credit quality trends in its HELOC, HEIL and other loans to include information similar to the above.

Risk Management

Credit Risk Management, page 50

2.	Please tell us and revise to disclose the underwriting policies for the major types of loans that you originate (e.g. requirements for loan-to-value ratios, collateral requirements, etc.) and whether there have been any changes in those policies during the periods presented.

While we do originate a variety of loan types through our retail and wholesale origination channels, these loans do not represent a significant portion of the loans on our balance sheeti. The underwriting guidelines for our major originated loan types are summarized belowii. There have been no material changes to these guidelines during the periods presented.

Retail Channel

	First Lien – Full Documentation		First Lien – Stated Income/Stated Asset		HELOC/HEIL
Underwriting Requirement	Conforming(1)	Non- conforming(2)	Conforming(1)	Non- conforming(2)
Minimum Credit Score	620	620	680	680	640
Maximum Debt-to-Income	50%	40%	50%	50%	50%
Maximum CLTV	100%	100%	95%	95%	100%
No Bankruptcy/ foreclosures	4+ Years	4+ Years	4+ Years	5+ Years	5+ Years

(1)	Conforming loans conform to the standards set forth by Fannie Mae and Freddie Mac. The single family conforming loans limit is currently $417,000.
(2)	Non-conforming loans (or jumbo loans) have a loan amount greater than the standard set by Fannie Mae and Freddie Mac.

i.	As of December 31, 2006, loans acquired via our own origination channels represented less than 10% of interest earning assets on our balance sheet.

ii.	Certain loans are underwritten outside of these guidelines if sufficient mitigating factors are present.

Wholesale Channel

Underwriting Requirement	First Lien – Full Document	First Lien - Stated Income/Verified Asset	HELOC/HEIL
Minimum Credit Score	620	660	640
Maximum Debt-to-Income	50%(1)	50%(2)	50%
Maximum CLTV	100%	100%	100%
No Bankruptcy/ foreclosures	4+ Years(3)	4+ Years	5+ Years

(1)

The maximum debt-to-income ratio is dependent upon what the automated system calculates based on the individual credit quality characteristics of the applicant. For manual underwritings, the maximum debt-to-income ratio is 45%.

(2)	For manual underwritings the maximum debt-to-income ratio is 55%.
(3)

The time from when the applicant was discharged from a prior bankruptcy or foreclosure is dependent upon the individual credit quality characteristics of the applicant. For manual underwritings, the requirement is 2+ years since the applicant’s discharge from a prior bankruptcy or foreclosure.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include additional information regarding its underwriting policies for loans that it originates, to the extent that such information is material to investors in the context of the Company’s broader loan portfolio. At our current origination levels, we do not believe such information is material to investors as a substantial majority of our loans are purchased from third parties.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Notes to Consolidated Financial Statements

Note 6—Loans, Net, page 43

3.	We note that during the first quarter of 2007, you entered into a credit default swap (CDS) on $4.0 billion of your first-lien residential mortgage loan portfolio. Please provide us with the following additional information:

•	tell us how you account for the credit default swap, citing the specific literature you use to support your accounting treatment;
•	tell us how your accounting treatment has impacted your financial statements; and
•	tell us if your HELOC’s and HEIL’s are included in the $4.0 billion CDS.

On March 28, 2007, the Company entered into a credit default swap (CDS) on a $4.0 billion portion of its first lien residential mortgage loan portfolio (the Reference Portfolio) through a synthetic securitization structure. The transaction is designed to provide the Company with credit protection for losses on the Reference Portfolio via a CDS between the Issuer and the Company. Under the terms of the CDS, the Company is responsible for the first 10 bps or $4.0 million of losses on the Reference Portfolio and will be reimbursed for all losses above 10 bps, but not to exceed 75 bps. The term of the CDS is equal to the term of the loan portfolio, which is estimated to be approximately 6 years.

We evaluated the CDS in accordance with FAS 133, Accounting for Derivative Instruments and Hedging Activities. Paragraph 10(d) states that financial guarantee contracts are not subject to FAS 133 if certain conditions are met. The following table outlines how the Company meets each condition:

Conditions of paragraph 10(d) of FAS 133	How the Company meets each condition
1. They provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a nonderivative contract, either at pre-specified payment dates or accelerated payment dates as a result of the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor.

The Company only receives payments from the structure when: a) the unpaid principal balance of the loan exceeds the proceeds from the liquidation of the loan upon default by the borrower;

b) a loss is incurred as a result of a bankruptcy court proceeding whereby either the total loan obligation or the monthly loan payment of a defaulted loan is reduced; or,

c) a loss is incurred as a result of a bankruptcy court establishing the value of a mortgaged property at an amount less than the then-outstanding principal balance of the defaulted loan.

All recoveries are repaid to the issuer, which prevents the Company from recovering more than the unpaid loan balance.

2. Payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described in (1) above is past due.	The CDS contains this provision and payments are made based on the results in (1) above.

3. The guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.	The CDS contains this provision and the Company will only receive payments for loans that were owned at inception and throughout the term of the contract.

As described in the above table, the three conditions of paragraph 10(d) are met, which exempts the CDS from FAS 133.

As part of the terms of the CDS, the Company pays a monthly premium over the life of the instrument and paid upfront costs of $2.4 million, including a $1.5 million structuring fee. In accordance with paragraph 86(c) of Statement of Financial Accounting Concept 5, the CDS monthly premium is being expensed as incurred (monthly) and the structuring fee is being amortized over approximately 6 years, which is the estimated life of the deal. Paragraph 86(c) states that “Some expenses, such as depreciation and insurance, are allocated by systematic and rational procedures to the periods during which the related assets are expected to provide benefits.” Since the CDS provides credit protection, the direct, incremental, external costs of buying this protection should be deferred and amortized/recognized over the period the protection benefits, which is the estimated life of the reference portfolio. All other deal costs were expensed as incurred.

The issuer is not consolidated by the Company. Under FASB Staff Position FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation

No. 46(R), the CDS is deemed to be creating, not absorbing, risk for the issuer; therefore, it does not represent a variable interest in the issuer to the Company.

The CDS had no impact to our provision for loan losses during 2007 as our expected losses on the reference portfolio were not expected to exceed 10 basis points. The following table outlines the impact of the CDS to the financial statements for the first half of 2007:

Impact of the CDS to the Financial Statements from March 28, 2007 through June 30, 2007
(in ‘000s)

Income Statement	YTD	Explanation

Provision for loan losses	$0	No impact to provision

Professional services expense	897	Non-capitalizable deal costs

Clearing & servicing expense	328	CDS premium expense

Clearing & servicing expense	63	Amortization of capitalized structuring fee

Total expense	$1,288

Balance Sheet

Other assets	$1,437	Capitalized structuring fee as of 6/30/07 (net of amortization)

Finally, there are no second-lien mortgages (HEILs or HELOCs) included in the CDS.

Further to the Staff’s request on page 3 of the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (703) 236-8077.

Very truly yours,

/s/    Arlen W. Gelbard

Arlen W. Gelbard

cc:	Robert J. Simmons

E*TRADE Financial Corporation

Daniel G. Kelly, Jr.

Bruce K. Dallas

Davis Polk & Wardwell

Robert A. Crawford

Richard J. Larkworthy

Deloitte & Touche LLP